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SEC Mail Processing Section

MAR - 1 2012

Washington, DC 123

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12014477

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Korth & Co. Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Centurion Drive, Suite 200
(No. and Street)

Lansing	MI	48917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Korth 800-454-1628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Korth & Co. Limited Partnership, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN BEFORE ME THIS 28TH OF FEBRUARY, 2012
COUNTY OF MIAMI-DADE
STATE OF FLORIDA
PRESENTED ID

LENNY CARAVIA
MY COMMISSION # EE 061127
EXPIRES: April 5, 2015
Bonded Thru Notary Public Underwriters

Notary Public

James W Korth
Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

General and Limited Partners
J. W. Korth & Company Limited Partnership and Subsidiary

We have audited the accompanying consolidated statement of financial condition of J. W. Korth & Company Limited Partnership and Subsidiary (the Partnership) as of December 31, 2011, and the related consolidated statements of operations, changes in partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an option on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership and Subsidiary as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in the accordance with auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Maner Costerisan PC

February 27, 2012

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	8,300
Securities owned, at fair value		1,535,083
Due from clearing broker		-
Accrued interest receivable		19,728
Related party receivable		37,024
Deposit with clearing organization		100,000
Prepaid expenses		42,480
TOTAL CURRENT ASSETS		1,742,615
FURNITURE AND EQUIPMENT, less accumulated depreciation		24,521
GOODWILL		110,000
SECURITY DEPOSITS		20,897
TOTAL ASSETS	$	1,898,033

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Accounts payable	$	53,443
Commissions payable		187,934
Due to clearing broker		311,213
Securities sold, not yet purchased, at fair value		251,580
Due to limited partners		89,137
TOTAL CURRENT LIABILITIES		893,307
PARTNERS' CAPITAL		1,004,726
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,898,033

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Trading profits	$ 2,684,111
Commissions	39,968
Investment income	108,552
Other	13,952
Total revenues	2,846,583
EXPENSES:	
Salaries	327,958
Commissions	1,361,777
Guaranteed payments to partners	279,432
Employee benefits	136,134
Payroll taxes	120,957
Outside services	237,740
Clearing costs	84,194
Interest	35,781
Legal and professional fees	71,247
Occupancy	177,023
Licenses and registrations	5,452
Dues and subscriptions	9,828
Office expenses	67,430
Marketing and advertising	41,242
Travel, meals, and entertainment	28,340
Depreciation	16,260
Customer fees	4,500
Other state taxes	3,368
Regulatory fees	26,186
Total expenses	3,034,849
Loss before legal settlements and Michigan business tax	(188,266)
Legal settlements	272,338
Michigan Business Tax	12,520
NET LOSS	$ (473,124)

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2011

PARTNERS' CAPITAL, January 1, 2011	$ 1,297,748
ADD (DEDUCT):	
Capital contributions from partners	200,000
Distributions to partners	(19,898)
Net loss	(473,124)
PARTNERS' CAPITAL December 31, 2011	$ 1,004,726

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	
Cash flows from operating activities:	
Net loss	$ (473,124)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	16,260
Related party receivables	(10,024)
Prepaid expenses	(11,022)
Accounts payable	2,178
Accrued interest receivable	(8,075)
Security deposits	(2,500)
Due to limited partners	43,922
Due from/to clearing broker	(3,034,170)
Commissions payable	71,600
Total adjustments	(2,931,831)
Net cash used by operating activities	(3,404,955)
Cash flows used in investing activities:	
Increase in securities owned, at fair value - net	2,631,052
Securities sold, not yet purchased	251,580
Purchases of property and equipment	(15,549)
Net cash provided by investing activities	2,867,083
Cash flows from financing activities:	
Capital contributions from partners	200,000
Distributions to partners	(19,898)
Net cash provided by financing activities	180,102
NET DECREASE IN CASH AND CASH EQUIVALENTS	(357,770)
CASH AND CASH EQUIVALENTS:	
Beginning of year	366,070
End of year	$ 8,300
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 35,781
Cash paid during the year for income taxes	$ 15,888

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation – The accompanying consolidated financial statements include the accounts of J. W. Korth & Company Limited Partnership and K&L Funds Management LLC a wholly owned subsidiary (the Partnership). Transactions and balances between the Partnership and K&L Funds Management LLC have been eliminated in consolidation.

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Goodwill – ASC 350, *Intangibles – Goodwill and Other*, requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment max exist, a second step must be performed to compute the amount of the impairment, if any.

Revenue recognition - Securities transactions and related revenues are recorded on a trade date basis and are normally settled within 30 days.

Furniture, equipment and depreciation - Furniture and equipment are recorded at cost and are depreciated over estimated useful lives of three to seven years. Management annually reviews these assets to determine whether carrying values have been impaired. Ordinary maintenance and repairs are expensed.

Income taxes - No provision for federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests. The Partnership incurs state income taxes and the consolidated financial statements included a provision for Michigan Business Tax amounting to $12,520.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - The Partnership expenses advertising costs as incurred.

Liabilities subordinated to claims of general creditors - The Partnership does not have any liabilities subordinated to claims of general creditors.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

J.W. Korth & Company Limited Partnership (the "Partnership") is a securities broker dealer and is registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Partnership clears all transactions with and for customers on a fully-disclosed basis with RBC Drain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

The Partnership is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist principally of cash, receivables, and securities owned. There was one customer that accounted for approximately 23% of revenue in 2011.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. See Note 4 regarding disclosure about fair value measurements.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date, which is the date the financial statements were available to be issued.

NOTE 3 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned are considered trading securities and consist of the following at December 31, 2011:

	Face value	Cost	Fair value	Unrealized gain
Fixed income securities	$ 5,281,000	$ 1,439,364	$ 1,535,083	$ 95,719

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial position. Securities sold, not yet purchased, consist of the following at December 31, 2011:

	Fair value
Fixed income securities	$ 251,580

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE MEASUREMENTS

The Partnership is subject to accounting standards that establish a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below.

Level 1: Quoted prices in active markets for identical securities.

Level 2: Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3: Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Association's own assumptions about the factors market participants would use in pricing an investment and would be based on the best information available.

The following is a market value summary by the level of the inputs used, as of December 31, 2011, in evaluating the Partnership's assets carried at fair value. The inputs or methodology used for valuing securities may not be an indication of the risk associated with investing in those securities.

	Level 1	Level 2	Level 3	
Description	prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total December 31, 2010
Assets:				
Securities owned				
Municipal bonds	$ -	$ 690,440	$ -	$ 690,440
Corporate Bonds	-	844,643	-	844,643
	$ -	$ 1,535,083	$ -	$ 1,535,083
Liabilities:				
Securities sold, not yet purchased Corporate bonds	$ -	$ 251,580	$ -	$ 251,580

NOTE 5 - FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture and equipment consists of the following at December 31, 2011:

Furniture and equipment	$	74,924
Less accumulated depreciation		50,403
Net furniture and equipment	$	24,521
Depreciation expense	$	16,260

NOTE 6 - LEASES

The Partnership leases office space in Miami, Florida, Lansing, Michigan, and Orlando, Florida, under operating leases that expire at various times through 2013.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases as of December 31, 2011:

Year		Amount
2012	$	106,862
2013		40,250
	$	147,112

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Partnership had regulatory net capital of $508,436 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was .6501 to 1.

NOTE 8 - RETIREMENT PLAN

The Partnership maintains a salary reduction simplified employee pension plan which covers substantially all employees and is qualified under Section 408(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 25% of gross compensation up to a maximum determined by the Internal Revenue Code. Company contributions to the plan are discretionary and determined by the Managing Partner. The Company contributed approximately $23,600 to the plan for 2011.

NOTE 9 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION
AS OF DECEMBER 31, 2011

NET CAPITAL:		
Total partners' capital		$ 1,004,726
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	$ 37,024	
Security deposits	20,897	
Goodwill	110,000	
Property and equipment	24,521	
Accounts receivable	19,728	
Unsecured debits	35	
Prepaid expenses	42,480	254,685
Net capital before haircuts on securities positions		750,041
Haircuts on securities		241,605
Net capital		$ 508,436
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 53,443
Accrued compensation and related expenses		187,934
Due to limited partner		89,137
Total aggregate indebtedness		$ 330,514
Computation of basic net capital requirement:		
Minimum net capital required (Aggregate indebtedness $330,514 x 6 2/3%)		$ 22,034
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of the two above amounts)		$ 100,000
Excess net capital		$ 408,436
Ratio of aggregate indebtedness to net capital		.6501:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
J. W. Korth & Company Limited Partnership and Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedule of J. W. Korth & Company Limited Partnership and Subsidiary (the Partnership), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 27, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner Costerisan PC

February 27, 2012

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
J. W. Korth & Company Limited Partnership and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by J. W. Korth & Company Limited Partnership and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating J. W. Korth & Company Limited Partnership and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J. W. Korth & Company Limited Partnership and Subsidiary's management is responsible for the J. W. Korth & Company Limited Partnership and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (none) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

J.W. Korth & Co.
6500 Centurion Drive, Suite 200
Lansing, MI 48917

SEC 8-42712
CRD 26455

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $7039
   B. Less payment made with SIPC-6 filed (exclude interest) (3998)
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 3041
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $3041
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $3041
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JW Korth
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of January, 20 11.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2835258
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	77808
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	97573
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$2815492
2e. General Assessment @ .0025	$7039 (to page 1, line 2.A.)